GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

                            May 16, 2005

VIA EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated April 27, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

We have considered each of the accounting pronouncements referred your comment and their applicability to capitalize our architectural and engineering plans, and respond as follows:

FAS No 142, paragraph 10

FAS 142, Paragraph 10 requires the recognition of expense the costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole.

The Company does not capitalize any internal costs of developing its architectural and engineering plans. The only costs capitalized are the costs of acquiring the plans and related state filing fees.

SOP 98-5

The cost of acquiring intangible assets are not subject to the provisions of SOP 98-51 . Accordingly, the Company does not believe its operations can be considered a start-up activity

SFAS No. 2

Paragraph 9 of SFAS No 2 provide the following examples of research and development activities

Laboratory research aimed at discovery of new knowledge

Response: The Company does not perform internally or externally any laboratory research in connection with discovering new knowledge in connection with the construction of modular structures.

Searching for applications of new research findings or other knowledge

Response: The Company is not involved in any activities that search for applications of new research findings or other knowledge in connection with the construction of modular structures.

Conceptual formulation and design of possible product or process alternatives

Response: The Company has not designed or formulated any alternatives to its existing modular structure products

Testing in search for, or evaluation of product or process alternatives.

Response: The Company does not incur any costs in connection with the search or evaluation of alternatives to its exiting modular structure product line.

Modification of the formulation or design of a product or process.

Response: The Company does not incur any costs in connection with the modification to the formulation or design of its modular structures.

Design, construction, and testing of pre-production prototypes and models.

Response: The Company does design, construct or test any pre-production prototypes or models of its modular structures.

Design of tools, jigs, molds, and dies involving new technology.

Response The Company does not design any tools, jigs, mold or dies in connection with technological changes to the Company’s modular structure products.

Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the enterprise for commercial production.

Response: The Company has not designed, constructed, nor operated a pilot plant.

Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture.

Response: The Company does not build and market modular structures that are not pre-sold under agreement.

Existing Industry Accounting Practices

In order to further support the Company’s policy accounting for purchased intangible assets, the Company reviewed the annual reports of other Registrants with material capitalized intangible assets. The Company noted each of the Registrants capitalize as intangible assets its engineering plans and drawings. The following survey summarizes, by Registrant, the description of the intangible asset, its gross carrying amount and the estimated useful lives.

SEC Registrant	Description of Intangible Asset	Gross Carrying Amount	Estimated Useful Lives
K & F Industries[2] K & F Industries, Inc. SEC Form 10-K, December 31, 2004 financial statements, Note 14	Engineering Drawings	$ 20,881,000	18 Years
Decrane Aircraft Holdings, Inc.[3] Decrane Aircraft Holdings, Inc. SEC Form 10-K, December 31, 2004 financial statements, Note 8	FAA Certifications Engineering Drawings	22,722,000	15 years
		7,645,000	15 years
Joy Global, Inc.[4] Joy Global, Inc. SEC Form 10-K, October 31, 2004 financial statements, Note 3	Engineering Drawings	3,432,000	10-15 years
Nathaniel Energy
Dover Corporation[5] Dover Corporation SEC Form 10-K, December 31, 2004 financial statements, Note 6	Drawings and manuals	5,989,000	5 years
Timken Company, Inc.[6] Timken Company, Inc. SEC Form 10-K, December 31, 2004 financial statements, Note 8	Engineering Drawings	5,000,000	12 years
Manitowoc Co, Inc[7] Manitowoc Co, Inc. SEC Form 10-K, December 31, 2004 financial statements, Note 7	Engineering Drawings	11,053,000	10-12 years
Regal-Beloit Corporation[8] Regal-Beloit Corporation SEC Form 10-K, December 31, 2004 financial statements, Note 3	Engineering Drawings	1,200,000	10-12 years
Bucyrus International, Inc.[9] Bucyrus International, Inc, SEC Form 10-K, December 31, 2004 financial statements, Note E	Engineering Drawings	25,000,000	20 years

Accordingly, the Company believes its policy for capitalizing its architectural and engineering plans is reasonable, consistent with general manufacturing industry standards, and in accordance with generally accepted accounting principles.

Comment 2

The Company considered the guidance of FAS 144 in determining whether the carrying value of the intangible asset exceeded the fair value April 30, 2004. This included the preparation an estimate of future undiscounted cash flows expected from the use of the asset. As a result, the sum of the expected undiscounted cash flows exceeded the net book value if the intangible assets. Accordingly, an impairment loss was not required.

Lack of operating history

Response:

It should be noted while the Company incurred losses in 2003 and 2004, the Company was reorganizing itself in 2003 and preparing to bid and construct modular structures. Its management has over 150 years of experience in building and marketing modular structures. As of April 30, 2004, the Company had a backlog of orders for modular structures of $ 1,500,000 as compared to $ 8,000,000 as of January 31, 2005.

Recurring loss from operations and net loss before income taxes

Response:

Revenues increased from $2,130 in 2003 to $3,827,000 in fiscal 2004. While the Company reported in fiscal 2004 a net loss of $ 428,067 and a net loss from operations of $329,328, respectively, these amounts include equity based compensation charges of $ 427,200. As noted previously, the Company had a backlog of signed purchaser orders for modular structures of $ 1,500,000.

Recurring negative cash flow from operations; dependency on debt and equity issuances

Response:

The Company’s operations are working capital intensive, and as a result its limited resources are used primarily to fund inventory and accounts receivable. Accordingly, as the Company continues to grow, its need for working capital will continue to grow as well.

As with any growing company in the manufacturing sector, the Company acknowledges it is dependent on debt and equity to finance its working capital needs. The Company continues to seek a stable source of financing in the form of debt and equity.

Increasing accumulated deficit

Response:

The Company acknowledges it’s increasing accumulated deficit, however, by the third month of the year ended April 30, 2005, the Company operated at a profit. The year ended April 30, 2005 will reflect a material decrease in accumulated deficit

Comment 3

Even though the Company re-negotiated the terms of the note in July 2003, including extending its original due date six years in exchange for option to convert to the Company’s preferred shares, the Company’s management and noteholder did not formerly document the transaction until April 30, 2004. Accordingly, the beneficial conversion feature would be amortized over a six-year period.

We ask the Commission’s staff consider our request to waive the adjustment to the financial statements arising from this comment due to the immaterial effect on the April 30, 2004 financial statements taken as a whole.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O. Hamilton_________________
Phillip O Hamilton
Chairman & CEO